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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment NO. 1 TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Tom Brown, Inc.
(Name of Subject Company)

Tom Brown, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

115660201
(CUSIP Number of Class of Securities)

Daniel G. Blanchard
Executive Vice President
Chief Financial Officer and Treasurer
Tom Brown, Inc.
555 Seventeenth Street, Suite 1850
Denver, Colorado 80202
(303) 260-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Jeffery B. Floyd, Esq.
Thomas P. Mason, Esq.
Vinson & Elkins L.L.P.
2300 First City Tower
1001 Fannin
Houston, Texas 77002-6760
(713) 758-2222

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

        This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the "Schedule 14D-9") filed with the Securities and Exchange Commission ("SEC") on April 21, 2004 by Tom Brown, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated April 21, 2004 filed with the SEC by Plaza Acquisition II Corp, a Delaware corporation ("Purchaser"), and wholly-owned subsidiary of EnCana Corporation, a Canadian corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $48.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2004, and in the related Letter of Transmittal.

        The information contained in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        The thirteenth paragraph under the subsection entitled "General Background of the Offer" of Item 4 of the Schedule 14D-9 is amended by replacing the first two sentences of such paragraph in their entirety with the following:

        "During the day on April 8, 2004, Mr. Lightner discussed the proposal from EnCana USA with members of the Company's senior management and with certain members of the Board of Directors. On April 8, 2004, the Company engaged Petrie Parkman & Co., Inc. ("Petrie Parkman") as a financial advisor to assist the Company in evaluating and, if appropriate, implementing various strategic options and alternatives as they relate to a merger or similar transaction with EnCana USA. In this regard, Petrie Parkman agreed to, among other things:

  •
  identify and evaluate various options and alternatives that might be available to the Company, including unilateral options,

  •
  assist the Company in formulating, considering and preparing various transaction structures designed to achieve the Company's objective,

  •
  assist the Company in preparing for the due diligence investigation of the Company by EnCana USA,

  •
  develop a perspective regarding reference values for the Company based on comparison with other companies and other transactions,

  •
  assist the Company in developing the Company's negotiating strategies, and

  •
  prepare and deliver presentation to the Company's board of directors regarding a possible transaction with EnCana USA.

Petrie Parkman was not engaged to render a fairness opinion with respect to any proposed transaction with EnCana USA or any of its affiliates."

        The sixteenth paragraph under the subsection entitled "General Background of the Offer" of Item 4 of the Schedule 14D-9 is amended by replacing such paragraph in its entirety with the following:

        "On April 10, 2004, the Company engaged J.P. Morgan Securities Inc. ("JPMorgan") as a financial advisor for the purpose of rendering an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Company and its shareholders in connection with the proposed transaction. The Company engaged JPMorgan for this purpose because they are a large, internationally recognized investment banking firm and the compensation to JPMorgan for the fairness opinion was on a flat fee basis that was not contingent upon the closing of any transaction."

        The twentieth paragraph under the subsection entitled "General Background of the Offer" of Item 4 of the Schedule 14D-9 is amended by adding the following sentence to the end of this paragraph:

        "Petrie Parkman did not render an opinion to the Company's Board of Directors as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Offer or the Merger."

        The twelfth paragraph under the subsection entitled "Opinion of the Company's Financial Advisor" of Item 4 of the Schedule 14D-9 is amended by adding the following sentence to the beginning of this paragraph:

        "JPMorgan selected the foregoing companies primarily based on their characteristics as predominantly North American exploration and production companies that have production weighted towards natural gas and that are relatively similar in size to the Company."

        The fifteenth paragraph under the subsection entitled "Opinion of the Company's Financial Advisor" of Item 4 of the Schedule 14D-9 is amended by deleting the words "gas weighted" and "with transaction values greater than $300 million since 2000" and by adding a new sentence below the table in such paragraph as follows:

"JPMorgan selected the foregoing transactions primarily based on their characteristics as transactions occurring since 2000 involving target companies that are predominantly North American exploration and production companies and that have productive weighted towards natural gas, and involving transaction values of more than $300 million."

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        Footnote (c) to the table following the first paragraph under the subsection entitled "Certain Projections Provided by the Company" of Item 8 of the Schedule 14D-9 is amended by replacing such footnote in its entirety as follows:

        "Consists of production expenses, production taxes, gathering and processing costs, trading expenses and drilling costs. The Company developed the projections for operating expenses, as set forth in the table above, by quarter and for the year based on the following projections of the components of operating expenses set forth below (in millions of dollars):

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Year Ended December 31, 2004
Production Expenses	$11.5	$12.0	$12.2	$12.4	$48.1
Production Taxes	10.5	12.0	12.7	13.8	49.0
Gathering and Processing Costs	2.1	2.5	2.6	2.7	9.9
Trading Expenses	5.8	5.9	6.1	6.3	24.1
Drilling Costs	3.1	3.4	3.5	3.6	13.6

Operating Expenses	$33.0	$35.8	$37.1	$38.8	$144.7

        The subsection entitled "Certain Projections Provided by the Company" under Item 8 of the Schedule 14D-9 is amended by adding a new paragraph following the first paragraph as follows:

        "The foregoing projections were prepared by the Company based on various assumptions. The projections related to average daily oil and gas production, as set forth in the table above, were prepared based primarily on the assumptions that:

  •
  oil and gas production from existing producing wells would continue at rates of production realized at the beginning of 2004, as adjusted for normal production declines reflected in the Company's reserve reports, and

  •
  the Company would add oil and gas production from new wells drilled based on drilling plans consistent with the capital expenditure projection included in the foregoing table.

The projections related to capital expenditures, as set forth in the table above, are based primarily on the assumptions that the Company drills the wells included in its drilling plans for 2004 and that costs to drill these wells are consistent with the Company's recent drilling cost experiences.

        The other financial projections are based primarily on the assumptions that:

  •
  the Company will achieve the projected oil and gas production as set forth in the table,

  •
  the Company will realize prices, adjusted for basis differentials, for its natural gas production consistent with benchmark New York Mercantile Exchange ("NYMEX") natural gas prices of $5.69, $5.67, $5.71, $5.93, and $5.75 per Mmbtu for the first through the fourth quarter of 2004 and for the full year, respectively,

  •
  the Company will realize prices, adjusted for basis differentials, for its crude oil production consistent with benchmark NYMEX crude oil prices of $33.07, $36.81, $35.04, $33.77, and $34.67 per barrel for the first through the fourth quarter of 2004 and for the full year, respectively, and

  •
  the Company's costs and expenses are consistent with historical operating results for the year ended December 31, 2003, as adjusted proportionally for the projected levels of capital expenditures and oil and gas production.

The foregoing assumptions were discussed with EnCana USA in connection with providing EnCana USA with the foregoing projections. The Company is not aware of any other material assumptions related to the foregoing projections that were specifically provided to EnCana USA, Parent or Purchaser."

        The subsection entitled "Certain Projections Provided by the Company" under Item 8 of the Schedule 14D-9 is amended by adding a new paragraph following the fourth paragraph and the new paragraph shall read as follows:

        "On May 5, 2004, the Company announced net income (which is referred to as net earnings in the projections above) of $42.2 million for the quarter ended March 31, 2004 as well as average daily oil and gas production of 323.0 mmcfe/d for this quarter, which actual amounts exceed the projected amounts of net earnings and average daily oil and gas production set forth in the foregoing projections. The Company continues to believe, however, that its net earnings and average daily oil and gas production for the remaining quarters of 2004 and for the entire 2004 calendar year will not be materially different than the amounts projected in the table above."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM BROWN, INC.
By:	/s/ DANIEL G. BLANCHARD
Name:	Daniel G. Blanchard
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: May 5, 2004

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated April 21, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Subsidiary and Parent and filed with the Securities and Exchange Commission on April 21, 2004).*
(a)(1)(B)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Subsidiary and Parent and filed with the Securities and Exchange Commission on April 21, 2004).*
(a)(2)
Letter to Stockholders of the Company, dated April 21, 2004 (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 of the Company and filed with the Securities and Exchange Commission on April 21, 2004).*
(a)(5)(A)
Press Release issued by the Company on April 15, 2004, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on April 15, 2004).*
(a)(5)(B)
Opinion of J.P. Morgan Securities Inc., dated April 14, 2004 (incorporated by reference to Exhibit (a)(5)(b) to the Schedule 14D-9 of the Company and filed with the Securities and Exchange Commission on April 21, 2004).*
(e)(1)
Merger Agreement, dated as of April 14, 2004, by and between the Company, Parent and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).*
(e)(2)
The Information Statement of the Company, dated April 21, 2004 (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 of the Company and filed with the Securities and Exchange Commission on April 21, 2004).*
(e)(3)	Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (U.S.A.) Inc.*
(e)(4)
Employment Agreement dated January 1, 2003 between the Registrant and James D. Lightner. (Incorporated by reference to Exhibit 10.13 in the Registrant's Form 10-K Report for the fiscal year ended December 31, 2002 and filed with the Securities and Exchange Commission on March 25, 2003).*
(e)(5)
The Company's Severance Plan dated as of July 1, 1998. (Incorporated by reference to Exhibit 10.2 in the Company's Form 10-Q Report for the quarterly period ended June 30, 1998, and filed with the Securities and Exchange Commission on August 12, 1998) (File No. 000-03880).*
(e)(6)
Severance Agreement dated as of July 1, 1998, together with a schedule identifying officers of the Company who are parties thereto and the multiple of earnings payable to each officer upon termination resulting from certain change in control events. (Incorporated by reference to Exhibit 10.10 in the Company's Form 10-K Report for the fiscal year ended December 31, 2003).*
(e)(7)
First Amendment to Tom Brown, Inc. Severance Plan dated May 10, 2001. (Incorporated by reference to Exhibit 10.5 in the Company's Form 10-Q Report for the quarterly period ended March 31, 2001 and filed with the Securities and Exchange Commission on May 14, 2001) (File No. 000-03880).*
(e)(8)
First Amendment to Severance Agreement dated May 10, 2001. (Incorporated by reference to Exhibit 10.8 in the Company's Form 10-Q Report for the quarterly period ended March 31, 2001 and filed with the Securities and Exchange Commission on May 14, 2001) (File No. 000-03880).*

(e)(9)
Amended Schedule to Severance Agreement identifying officers and executives of the Company who are parties thereto and the multiple of earnings payable to each officer or executive upon termination resulting from certain change in control events. (Incorporated by reference to Exhibit 10.17 in the Company's Form 10-K Report for the fiscal year ended December 31, 2001, and filed with the Securities and Exchange Commission on March 19, 2002) (File No. 000-03880).*
(e)(10)
Amendment No. 1 to First Amended and Restated Rights Agreement, dated as of May 1, 2001, between the Company and EquiServe Trust Company, N.A., as rights agent. (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 8-A/A filed by the Company with the Securities and Exchange Commission on April 20, 2004).*
(g)	None.

*
previously filed

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AMENDMENT NO. 1 TO SCHEDULE 14D-9
SIGNATURE
Exhibit Index